UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 2)

Under the Securities Exchange Act of 1934

Callaway Golf Company
(Name of Issuer)

Common Stock, par value $0.01 per share
(Titles of Class of Securities)

131193104
(CUSIP Number)

Providence Equity Partners L.L.C.
50 Kennedy Plaza, 18th Floor
Providence, Rhode Island 02903
(401) 751-1700

with a copy to:

Kevin J. Sullivan
Weil, Gotshal & Manges LLP
100 Federal Street, 34th Floor
Boston, MA 02110-1800
(617) 772-8300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 15, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Statement, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

CUSIP No. 131193104	13D	Page 2 of 7
1	NAMES OF REPORTING PERSONS
PEP TG INVESTMENTS LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
21,305,290 (see Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
21,305,290 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,305,290 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.45%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

*
The ownership percentage set forth herein for PEP TG Investments LP is calculated based on a total of 186,143,866 shares of Common Stock, par value $0.01 per share (the “Common Stock”), of Callaway Golf Company (the “Issuer”) deemed issued and outstanding, which includes (i) 186,013,802 shares of Common Stock outstanding as of September 30, 2021, as set forth in the Issuer’s Form 10-Q for the quarterly period ended September 30, 2021 filed with the Securities and Exchange Commission (the “SEC”) on November 9, 2021 (the “2021 Q3 10-Q”), and (ii) 130,064 shares of Common Stock issuable upon the exercise in full of the Warrant (as defined in Item 3).

CUSIP No. 131193104	13D	Page 3 of 7
1	NAMES OF REPORTING PERSONS
PEP TG INVESTMENTS GP LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
21,305,290 (see Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
21,305,290 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,305,290 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.45%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

*
The ownership percentage set forth herein for PEP TG Investments GP LLC is calculated based on a total of 186,143,866 shares of Common Stock the Issuer deemed issued and outstanding, which includes (i) 186,013,802 shares of Common Stock outstanding as of September 30, 2021, as set forth in the Issuer’s Q3 2021 10-Q, and (ii) 130,064 shares of Common Stock issuable upon the exercise in full of the Warrant (as defined in Item 3).

CUSIP No. 131193104	13D	Page 4 of 7
1	NAMES OF REPORTING PERSONS
MICHAEL DOMINGUEZ

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (see Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
21,305,290 (see Item 5)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
21,305,290 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,305,290 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.45%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

*
The ownership percentage set forth herein for Michael Dominguez is calculated based on a total of 186,143,866 shares of Common Stock the Issuer deemed issued and outstanding, which includes (i) 186,013,802 shares of Common Stock outstanding as of September 30, 2021, as set forth in the Issuer’s Q3 2021 10-Q, and (ii) 130,064 shares of Common Stock issuable upon the exercise in full of the Warrant (as defined in Item 3).

CUSIP No. 131193104	13D	Page 5 of 7
This Amendment No. 2 (“Amendment No. 2”) amends and supplements the statement the statement on Schedule 13D originally filed by the Reporting Persons on March 8, 2021 (as amended by Amendment No. 1 to Schedule 13D filed on September 22, 2021 (“Amendment No. 1”), the “Schedule 13D”) Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 2 shall have the meaning assigned to such term in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is supplemented as follows:

The purpose of this Amendment No. 2 is to reflect that on November 15, 2021, PEP TG Investments LP, sold 3,000,000 shares of Common Stock pursuant to Rule 144 in a standard broker-dealer transaction (the “Rule 144 Sale”).

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated as follows:

The information set forth or incorporated by reference in Items 2, 3, 4 and 6 of this Statement is incorporated by reference in this Item 5.

(a) and (b)  Pursuant to Rule 13d-3(d)(1)(i) under the Exchange Act, the beneficial ownership, with respect to each Reporting Person, disclosed on this Statement includes shares of Common Stock that are issuable upon exercise of the Warrant.  The applicable ownership percentages are calculated, with respect to each Reporting Person, as a percentage of the sum of (i) 186,013,802 shares of Common Stock outstanding as of September 30, 2021, as set forth in the 10-Q filed with the Securities and Exchange Commission on November 9, 2021, and (ii) 130,064 shares of Common Stock subject to the Warrant (such sum, the “Outstanding Common Stock”).

As a result of the Merger and the Transaction Agreements and following the Rule 144 Sale:

•	PEP TG Investments LP directly holds 21,305,290 shares of Common Stock or approximately 11.45% of the Outstanding Common Stock;

•
PEP TG Investments GP LLC is the sole general partner of PEP TG Investments LP.  PEP TG Investments GP LLC may be deemed to beneficially own 21,305,290 shares of Common Stock or 11.45% of the Outstanding Common Stock by virtue of its position as sole general partner of PEP TG Investments LP; and

•
Michael Dominguez is the sole member of PEP TG Investments GP LLC.  Michael Dominguez may be deemed to beneficially own 21,305,290 shares of Common Stock or 11.45% of the Outstanding Common Stock by virtue of his position as the sole member of PEP TG Investments GP LLC.

CUSIP No. 131193104	13D	Page 6 of 7
PEP TG Investments GP LLC disclaims beneficial ownership of the securities referred to in this Statement, and the filing of this Statement should not be construed as an admission that PEP TG Investments GP LLC is, for the purpose of Schedule 13D or 13G of the Exchange Act, the beneficial owner of any securities covered by this Statement.

Michael Dominguez disclaims beneficial ownership of the securities referred to in this Statement, and the filing of this Statement should not be construed as an admission that Michael Dominguez is, for the purpose of Schedule 13D or 13G of the Exchange Act, the beneficial owner of any securities covered by this Statement.

Except as set forth in this Item 5(a), none of the Reporting Persons beneficially own any shares of Common Stock.

(c) Except for the Rule 144 Sale described above and the transactions described in Amendment No. 1, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Item 5(a).

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e) Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby supplemented as follows:

The information set forth under Item 4 of this Amendment No. 2 is incorporated by reference in this Item 6.

CUSIP No. 131193104	13D	Page 7 of 7
Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 17, 2021	PEP TG INVESTMENTS LP
By: PEP TG Investments GP LLC
its General Partner

/s/ Michael Dominguez
	Name:	Michael Dominguez
	Title:	Authorized Signatory

Date: November 17, 2021	PEP TG INVESTMENTS GP LLC

/s/ Michael Dominguez
	Name:	Michael Dominguez
	Title:	Authorized Signatory

Date: November 17, 2021	MICHAEL DOMINGUEZ

/s/ Michael Dominguez
	Name:	Michael Dominguez